AVINO SILVER & GOLD MINES LTD.
Suite 400 — 455 Granville Street
Vancouver, B.C. V6C 1T1

INFORMATION CIRCULAR
AS AT AND DATED JANUARY 28, 2003

This Information Circular accompanies the Notice of the 2003 Extraordinary General Meeting of members of Avino Silver & Gold Mines Ltd. (hereinafter called the “Company”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members’ nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 25,000,000 common shares without par value. There is one class of shares only. There are issued and outstanding 5,988,525 shares. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote shall have one vote, and on a poll every member present in person or represented by proxy and entitled to vote shall have one vote for each share of which such member is the registered holder. Shares represented by proxy will only be voted on a poll.
To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The directors have determined that all members of record as of the 7th day of February, 2003 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, 10th Floor 625 Howe Street, Vancouver, B.C., V6C 3B8, or at the Head Office of the Company at Suite 400 -455 Granville Street, Vancouver, B.C., V6C 1T1, not less than 48 hours, Saturdays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when property completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company and no associate or affiliate thereof, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, other than as disclosed under the heading “Particulars of Matters to be Acted Upon”.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than as disclosed under the heading “Particulars of Matters to be Acted Upon”.

PARTICULARS OF MATTERS TO BE ACTED UPON

Disposition of Bralorne Mine Property
The Company held a 50% joint venture interest in the Bralorne Mine Property and all mining equipment, present and future (the “Mortgaged Property”), and Bralorne-Pioneer Gold Mines Ltd. (“BPN”) held the remaining 50% interest. In 1995, both Avino and BPN jointly issued Mortgage Bonds secured by a Trust Indenture dated August 31, 1995, as amended (the “Indenture”) and a specific fixed charge mortgage against the Mortgaged Property to raise US$2.0 million (the “Loan”) for the further development of the Mortgaged Property. The Loan bears interest at the rate of 7% per annum, calculated and payable annually. Louis Wolfin, Ernest Calvert, William Glasier, William Kocken, and David Wolfin, directors and/or officers of the Company, are also directors and/or officers of BPN (the “Common Principals”). The Common Principals of course abstained from voting on the resolutions of the Board of Directors of the Company for the approval of the assignment to BPN.

The Company’s investment in the project was $1,602,775, for which the Company carried an offsetting liability of CDN$1,629,171, representing its 50% share of the Mortgage Bonds. Although the Company is jointly liable with BPN under the provisions of the Indenture for the repayment of the Mortgage Bonds, the recourse of the bondholders against the Company is limited to the Company’s interest in the Mortgaged Property. In order to reduce the Company’s liabilities and clean up its balance sheet, the management of the Company decided that it was in the Company’s best interests to transfer all of its interests in the Mortgaged Property to BPN.

Accordingly, by an Assignment Agreement dated June 21, 2002, the Company transferred all of its right, title and interest in and to the Mortgaged Property to BPN, in consideration of BPN’s assumption of all liability under the Indenture and BPN’s indemnity to the Company against any further liability for the Mortgaged Property or under the Indenture. Since at that time, this transfer represented the disposition of all or substantially all of the undertaking of the Company, the Company seeks the approval of the shareholders of the Company by special resolution for shareholder ratification of the assignment to BPN. A “special resolution” means essentially a resolution approved by at least 75% of those members who, being entitled to do so, vote in person or by proxy at the meeting.

Pursuant to the terms of the Indenture, the Maturity Date for the Loan was October 25, 2002 at which time the entire principal amount and all accrued interest became due and payable. The default in payment at that time was waived by an Amending Agreement dated October 26, 2002 negotiated by BPN, whereunder the bondholders agreed to extend the Maturity Date for one year to October 25, 2003, on the following essential terms:

1. BPN will pay the overdue 2002 accrued interest in installments on or before March 31, 2003;

2.	BPN will pay to the Trustee under the Indenture the sum representing the 2003 interest on or before June 30, 2003, to be held in escrow and paid out to the bondholders on October 24, 2003;

3.	BPN will also pay interest on the 2002 interest in arrears on or before October 24, 2003; and;

4.	BPN has granted to the bondholders a right to convert the principal amount of their Mortgage Bonds into Units of BPN at a conversion rate of $0.50 per Unit, each Unit consisting of one common share of BPN, and one non-transferable share purchase warrant (the “Warrants”). Two Warrants and $0.75 will entitle the bondholder to purchase one additional common share until October 25, 2003.

In the event that BPN defaults in the performance of any of its above described obligations, then the waiver granted by the bondholders will be deemed revoked and all terms of the original Indenture as it relates to defaults will remain in effect, including the right to appoint a receiver or receiver-manager to take possession of and foreclose on the Mortgaged Property.

In view of the financial condition of the Company, and the focus of the Company on its new recently acquired mineral exploration projects, namely, the Aumax Property located 16 kms southwest of Lillooet, in the Lillooet Mining Division, British Columbia, and the Eagle Project located in the United Keno Hill camp, Yukon Territory, the management of the Company recommend that the shareholders vote in favour of the disposition of the Company’s interests in the Mortgaged Property.

There are no other matters to be acted upon at the Meeting.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

APPROVAL AND CERTIFICATION

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

“Louis Wolfin”	Andrea D. Regnier

President	Secretary